# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BOA Acquisition Corp. II, CIK 0002080216
CUSIP: G1R08A127
Title of class of securities: Class A Ordinary Share ($0.0001 par value)
Address of issuer's principal executive offices: 2600 VIRGINIA AVENUE NW, SUITE T23, MANAGEMENT OFFICE, WASHINGTON, District Of Columbia (DC), 20037
Date of event which requires filing of this statement: 08/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001891626

## Reporting persons
- Feis Equities LLC: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 832,710; shared voting power 0; sole dispositive power 832,710; shared dispositive power 0; aggregate amount beneficially owned 832,710 (5.79% of the class)
  Comment: Type of Reporting Person: OO - Limited Liability Company
- Lawrence M. Feis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 832,710; shared voting power 0; sole dispositive power 832,710; shared dispositive power 0; aggregate amount beneficially owned 832,710 (5.79% of the class)

## Item 1. Issuer
Name of issuer: BOA Acquisition Corp. II
Address of issuer's principal executive offices: 2600 VIRGINIA AVENUE NW, SUITE T23, MANAGEMENT OFFICE, WASHINGTON, DISTRICT OF COLUMBIA 20037

## Item 2. Person Filing
Name of person filing:
(i) Feis Equities LLC
(ii) Lawrence M. Feis
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:
1740 Waukegan Road
Suite 206
Glenview, Illinois 60025
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated hereto by reference for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 832,710
Percent of class: 5.79 - The percentage set forth in row 11 of the cover page for each Reporting Person is based on 14,375,000 Class A ordinary shares outstanding as of August 5, 2026, as reported by the Issuer in 8-K filing, filed with the Securities and Exchange Commission on August 5, 2026.
Sole power to vote or to direct the vote: 832,710
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 832,710
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Feis Equities LLC: Lawrence M. Feis, Managing Member LLC (08/07/2026)
- Lawrence M. Feis: Lawrence M. Feis, Individual (08/07/2026)